UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number 001-42989

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SMJ INTERNATIONAL HOLDINGS INC.
(Translation of registrant’s name into English)

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31 Jurong Port Road

#02-20 Jurong Logistics Hub, Singapore 619115
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

EXPLANATORY NOTE

This filing supersedes and replaces in its entirety the proxy materials furnished on Form 6-K dated August 7, 2026.

In connection with the extraordinary general meeting of shareholders of SMJ International Holdings Inc., a company incorporated under the laws of the Cayman Islands (the “Company”), the Company hereby furnishes the following documents, each of which is attached hereto: (i) the Notice of Extraordinary General Meeting and Proxy Statement; (ii) the Form of Proxy Card; and (iii) the Second Amended and Restated Memorandum of Association and Articles of Association.

EXHIBITS

Exhibit No.	Description
99.1	Notice of Extraordinary Shareholder Meeting and Proxy Statement
99.2	Form of Proxy Card
99.3	Second Amended and Restated Memorandum of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 17, 2026	SMJ International Holdings Inc.
	By:	/s/ Ho Pei Yuen Rena
Ho Pei Yuen Rena
Chief Executive Officer and Executive Director

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